Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northwest Bancorp, Inc.:
We consent to the use of our report dated March 4, 2009, with respect to the consolidated statements of financial condition of Northwest Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period then ended, included herein, and to references to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements refers to a change in the framework for measuring fair value effective January 1, 2008 in accordance with FASB Statement 157, Fair Value Measurements.
(signed) KPMG LLP
Pittsburgh, Pennsylvania
September 9, 2009